As filed with the Securities and Exchange Commission on August 2, 2016

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ALEXANDER’S, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	51-0100517 (I.R.S. Employer Identification No.)

210 Route 4 East,
Paramus, New Jersey 07652
(Address of Principal Executive Offices, including Zip Code)

2016 Omnibus Stock Plan
(Full title of the plan)

Joseph Macnow
Chief Financial Officer
210 Route 4 East
Paramus, New Jersey 07652
Telephone:  (212) 587-8541
(Name, address and telephone number of agent for service)

Copy to:
Lisa Jacobs, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-7678

Calculation of Registration Fee

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of Registration fee
Common Stock, $1.00 par value	500,000 (1)	$428.27(2)	$214,135,000 (2)	$21,563.40

(1)
This Registration Statement registers an aggregate of 500,000 shares of the Registrant’s common stock, $1.00 par value (the “Common Stock”), under the Registrant’s 2016 Omnibus Stock Plan, as amended (the “Plan”).  In addition, pursuant to Rule 416(a) under the Securities Act of 1933 (the “Securities Act”), this Registration Statement also covers any additional shares of the Common Stock that become issuable under the Plan by reason of any stock dividend, stock split, recapitalization or other similar transactions in accordance with anti-dilution provisions of the Plan.

This Registration Statement contains two parts.  The first part contains a “reoffer” prospectus prepared in accordance with Part I of Form S-3 (in accordance with Instruction C of the General Instructions to Form S-8).  The reoffer prospectus permits reoffers and resales of those shares referred to above that constitute “control securities,” within the meaning of Form S-8, by certain of the Company’s stockholders, as more fully set forth therein.  Pursuant to the Note to Part I of Form S-8, the plan information specified by Part I of Form S-8 is not required to be filed with the Securities and Exchange Commission.  The second part contains information required to be set forth in the registration statement pursuant to Part II of Form S-8.  The Company will provide without charge to any person, upon written or oral request of such person, a copy of each document incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are also incorporated by reference in the reoffer prospectus as set forth in Form S-8), other than exhibits to such documents that are not specifically incorporated by reference, the other documents required to be delivered to eligible employees pursuant to Rule 428(b) under the Securities Act and additional information about the Plan.

(2)
Pursuant to Rules 457(c) and 457(h) under the Securities Act, the proposed maximum offering price per share and the proposed maximum aggregate offering price as to the 500,000 shares of Common Stock registered with respect to future issuances under the Plan is based on the average of the high and low prices ($433.99 and $422.54, respectively) of the Common Stock reported on the New York Stock Exchange consolidated reporting system on July 29, 2016 and is estimated solely for the purpose of calculating the registration fee.

PROSPECTUS

500,000 Shares

Common Stock

This prospectus relates to 500,000 shares of common stock of Alexander’s, Inc. which may be offered from time to time by stockholders of Alexander’s, Inc. for their own account.  We will not receive any proceeds from any sale of common stock offered pursuant to this prospectus.

The selling stockholders may offer and sell their shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods.  Shares may be sold at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares.  The shares may be sold through underwriters or dealers which the selling stockholders may select.  If underwriters or dealers are used to sell the shares, we will name them and describe their compensation in a prospectus supplement.  For a description of the various methods by which the selling stockholders may offer and sell their common stock described in this prospectus, see the section entitled “Plan of Distribution” on page 16 of this prospectus.

Our common stock is traded on the New York Stock Exchange under the symbol “ALX.”  On August 1, 2016, the closing price of our common stock was $428.05.

Investing in our common stock involves risks.  See the sections entitled “Disclosure Regarding Forward-Looking Statements” and “Risk Factors” on page 1 of this prospectus to read about factors to consider in connection with purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is August 2, 2016

Table of Contents

i

THE COMPANY

Alexander’s, Inc. is a real estate investment trust (“REIT”), incorporated in Delaware, engaged in leasing, managing, developing and redeveloping its properties.  When used in this prospectus, the terms “we,” “us,” “our,” “Company” and “Alexander’s” refer to Alexander’s, Inc. and its consolidated subsidiaries.  We are managed by, and our properties are leased and developed by, Vornado Realty Trust (“Vornado”) (NYSE:  VNO).  As of December 31, 2015, Vornado owned 32.4% of our outstanding common stock.

Our executive offices are located at 210 Route 4 East, Paramus, New Jersey 07652, and our telephone number is (201) 587-8541.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act’), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act’).  Forward-looking statements are not guarantees of future performance.  These forward-looking statements represent our intentions, plans, expectations and beliefs and are subject to numerous assumptions, risks and uncertainties.  Our future results, financial condition, results of operations and business may differ materially from those expressed in these forward-looking statements.  You can find many of these statements by looking for words such as “approximates,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “would,” “may” or other similar expressions in this prospectus.  We also note the following forward-looking statements:  “in the case of our development project,” “the estimated completion date,” “estimated project costs” and “costs to complete”; and “estimates of dividends on shares of our common stock.”  Many of the factors that will determine these items are beyond our ability to control or predict.  For a further discussion of factors that could materially affect the outcome of our forward-looking statements, see “Risk Factors” herein and “Item 1A - Risk Factors” in our Annual Report on Form 10-K.

For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.  You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of any document incorporated by reference.  All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.  We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date of this prospectus.

RISK FACTORS

Material factors that may adversely affect our business and operations are summarized below.  The risks and uncertainties described herein may not be the only ones we face.  Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.  See “Disclosure Regarding Forward-Looking Statements” above.

REAL ESTATE INVESTMENTS’ VALUE AND INCOME FLUCTUATE DUE TO VARIOUS FACTORS.

The value of real estate fluctuates depending on conditions in the general economy and the real estate business.  These conditions may also adversely impact our revenues and cash flows.

The factors that affect the value of our real estate include, among other things:

•	global, national, regional and local economic conditions;
•	competition from other available space;
•	local conditions such as an oversupply of space or a reduction in demand for real estate in the area;
•	how well we manage our properties;
•	changes in market rental rates;
•	the timing and costs associated with property improvements and rentals;
•	whether we are able to pass all or portions of any increases in operating costs through to tenants;
•	changes in real estate taxes and other expenses;

•	whether tenants and users such as customers and shoppers consider a property attractive;
•	changes in space utilization by our tenants due to technology, economic conditions and business environment;
•	the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;
•	availability of financing on acceptable terms or at all;
•	inflation or deflation;
•	fluctuations in interest rates;
•	our ability to obtain adequate insurance;
•	changes in zoning laws and taxation;
•	government regulation;
•	consequences of any armed conflict involving, or terrorist attack against, the United States or individual acts of violence in public spaces, including retail centers;
•	potential liability under environmental or other laws or regulations;
•	natural disasters;
•	general competitive factors; and
•	climate changes.

The rents we receive and the occupancy levels at our properties may decline as a result of adverse changes in any of these factors.  If our rental revenues and/or occupancy levels decline, we generally would expect to have less cash available to pay our indebtedness and for distribution to our stockholders.  In addition, some of our major expenses, including mortgage payments, real estate taxes and maintenance costs, generally do not decline when the related rents decline.

Capital markets and economic conditions can materially affect our liquidity, financial condition and results of operations, as well as the value of our debt and equity securities.

There are many factors that can affect the value of our equity securities and any debt securities we may issue in the future, including the state of the capital markets and economy.  Demand for office and retail space may decline nationwide as it did in 2008 and 2009, due to the economic downturn, bankruptcies, downsizing, layoffs and cost cutting.  Government action or inaction may adversely affect the state of the capital markets.  The cost and availability of credit may be adversely affected by illiquid credit markets and wider credit spreads may adversely affect our liquidity and financial condition, including our results of operations, and the liquidity and financial condition of our tenants.  Our inability or the inability of our tenants to timely refinance maturing liabilities and access the capital markets to meet liquidity needs may materially affect our financial condition and results of operations and the value of our equity securities and any debt securities we may issue in the future.

We are subject to risks that affect the general and New York City retail environments.

Certain of our properties are New York City retail properties.  As such, these properties are affected by the general and New York City retail environments, including the level of consumer spending and consumer confidence, unemployment rates, the threat of terrorism and increasing competition from discount retailers, outlet malls, retail websites and catalog companies.  These factors could adversely affect the financial condition of our retail tenants and the willingness of retailers to lease space in our retail locations.

Real estate is a competitive business.

We compete with a large number of property owners and developers, some of which may be willing to accept lower returns on their investments than we are.  Principal factors of competition include rents charged, attractiveness of location, the quality of the property and breadth and quality of services provided.  Our success depends upon, among other factors, trends of the global, national and local economies, the financial condition and operating results of current and prospective tenants and customers, the availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation, population and employment trends, zoning laws, and our ability to lease, sublease or sell our properties, at profitable levels.

We depend on leasing space to tenants on economically favorable terms and collecting rent from tenants who may not be able to pay.

Our financial results depend significantly on leasing space in our properties to tenants on economically favorable terms.  In addition, because a majority of our income is derived from renting real property, our income, funds available to pay indebtedness and funds available for distribution to stockholders will decrease if certain of our tenants cannot pay their rent or if we are not able to maintain our occupancy levels on favorable terms.  If a tenant does not pay its rent, we might not be able to enforce our rights as landlord without delays and might incur substantial legal and other costs.  During periods of economic adversity, there may be an increase in the number of tenants that cannot pay their rent and an increase in vacancy rates.

We may be unable to renew leases or relet space as leases expire.

When our tenants decide not to renew their leases upon their expiration, we may not be able to relet the space.  Even if tenants do renew or we can relet the space, the terms of renewal or reletting, taking into account among other things, the cost of improvements to the property and leasing commissions, may be less favorable than the terms in the expired leases.  In addition, changes in space utilization by our tenants may impact our ability to renew or relet space without the need to incur substantial costs in renovating or redesigning the internal configuration of the relevant property.  If we are unable to promptly renew the leases or relet the space at similar rates or if we incur substantial costs in renewing or reletting the space, our cash flow and ability to service debt obligations and pay dividends and distributions to security holders could be adversely affected.

Bankruptcy or insolvency of tenants may decrease our revenues, net income and available cash.

From time to time, some of our tenants have declared bankruptcy, and other tenants may declare bankruptcy or become insolvent in the future.  The bankruptcy or insolvency of a major tenant could cause us to have difficulty leasing the remainder of the affected property.  Our leases generally do not contain restrictions designed to ensure the creditworthiness of our tenants.  As a result, the bankruptcy or insolvency of a major tenant could result in a lower level of net income and funds available to pay our indebtedness or make distributions to stockholders.

731 Lexington Avenue accounts for a substantial portion of our revenues.  Loss of or damage to the building would adversely affect our financial condition and results of operations.

731 Lexington Avenue accounted for $137,411,000, $133,024,000 and $128,845,000, or approximately 65% of our total revenues in each of the years ended December 31, 2015, 2014 and 2013, respectively.  Loss of or damage to the building in excess of our insurance coverage, including as a result of a terrorist attack, would adversely affect our results of operations and financial condition.

Bloomberg represents a significant portion of our revenues.  Loss of Bloomberg as a tenant or deterioration in Bloomberg’s credit quality could adversely affect our financial condition and results of operations.

Bloomberg accounted for $94,468,000, $91,109,000 and $88,164,000, or approximately 45% of our total revenues in each of the years ended December 31, 2015, 2014 and 2013, respectively.  No other tenant accounted for more than 10% of our total revenues.  If we were to lose Bloomberg as a tenant, or if Bloomberg were to be unable to fulfill its obligations under its lease, it would adversely affect our results of operations and financial condition.

We face risks associated with our tenants being designated “Prohibited Persons” by the Office of Foreign Assets Control and   similar requirements.

Pursuant to Executive Order 13224 and other laws, the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) maintains a list of persons designated as terrorists or who are otherwise blocked or banned (“Prohibited Persons”) from conducting business or engaging in transactions in the United States and thereby restricts our doing business with such persons.  We are required to comply with OFAC and related requirements and may be required to terminate or otherwise amend our leases, loans, and other agreements.  If a tenant or other party with whom we conduct business is placed on the OFAC list or is otherwise a party with which we are prohibited from doing business, we may be required to terminate the lease or other agreement.  Any such termination could result in a loss of revenue or otherwise negatively affect our financial results and cash flows.

Our business and operations would suffer in the event of system failures.

Despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for our internal information technology systems, our systems are vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures.  Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business.  We may also incur additional costs to remedy damages caused by such disruptions.

The occurrence of cyber incidents, or a deficiency in our cybersecurity, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our financial results.

We face risks associated with security breaches, whether through cyber attacks or cyber intrusions over the Internet, malware, computer viruses, attachments to e-mails, persons who access our systems from inside or outside our organization, and other significant disruptions of our IT networks and related systems.  The risk of a security breach or disruption, particularly through cyber attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased.  Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations (including managing our building systems) and, in some cases, may be critical to the operations of certain of our tenants.  Although we make efforts to maintain the security and integrity of these types of IT networks and related systems, and we have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging.  Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed to not be detected and, in fact, may not be detected.  Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us to entirely mitigate this risk.

A security breach or other significant disruption involving our IT networks and related systems could disrupt the proper functioning of our networks and systems and therefore our operations and/or those of certain of our tenants; result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information of ours or others, which others could use to compete against us or which could expose us to damage claims by third-parties for disruptive, destructive or otherwise harmful purposes and outcomes; result in our inability to maintain the building systems relied upon by our tenants for the efficient use of their leased space; require significant management attention and resources to remedy any damages that result; subject us to claims for breach of contract, damages, credits, penalties or termination of leases or other agreements; or damage our reputation among our tenants and investors generally.  Any or all of the foregoing could have a material adverse effect on our results of operations, financial condition and cash flows.

We may incur significant costs to comply with environmental laws and environmental contamination may impair our ability to lease and/or sell real estate.

Our operations and properties are subject to various federal, state and local laws and regulations concerning the protection of the environment including air and water quality, hazardous or toxic substances and health and safety.  Under some environmental laws, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property.  The owner or operator may also be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by those parties because of the contamination.  These laws often impose liability without regard to whether the owner or operator knew of the release of the substances or caused such release.  The presence of contamination or the failure to remediate contamination may impair our ability to sell or lease real estate or to borrow using the real estate as collateral.

Other laws and regulations govern indoor and outdoor air quality including those that can require the abatement or removal of asbestos-containing materials in the event of damage, demolition, renovation or remodeling and also govern emissions of and exposure to asbestos fibers in the air.  The maintenance and removal of lead paint and certain electrical equipment containing polychlorinated biphenyls (PCBs) are also regulated by federal and state laws.  We are also subject to risks associated with human exposure to chemical or biological contaminants such as molds, pollens, viruses and bacteria which, above certain levels, can be alleged to be connected to allergic or other health effects and symptoms in susceptible individuals.  We could incur fines for environmental compliance and be held liable for the costs of remedial action with respect to the foregoing regulated substances or related claims arising out of environmental contamination or human exposure at or from our properties.

Each of our properties has been subjected to varying degrees of environmental assessment at various times.  To date, these environmental assessments have not revealed any environmental condition material to our business.  However, identification of new compliance concerns or undiscovered areas of contamination, changes in the extent or known scope of contamination, human exposure to contamination or changes in cleanup or compliance requirements could result in significant costs to us.

In addition, we may become subject to costs or taxes, or increases therein, associated with natural resource or energy usage (such as a “carbon tax”).  These costs or taxes could increase our operating costs and decrease the cash available to pay our obligations or distribute to equity holders.

Some of our potential losses may not be covered by insurance.

We maintain general liability insurance with limits of $300,000,000 per occurrence and per property, and all-risk property and rental value insurance coverage with limits of $1.7 billion per occurrence, including coverage for acts of terrorism, with sub-limits for certain perils such as floods and earthquakes on each of our properties.

Fifty Ninth Street Insurance Company, LLC (“FNSIC”), our wholly owned consolidated subsidiary, acts as a direct insurer for coverage for acts of terrorism, including nuclear, biological, chemical and radiological (“NBCR”) acts, as defined by the Terrorism Risk Insurance Program Reauthorization Act, which expires in December 2020.  Coverage for acts of terrorism (including NBCR acts) is up to $1.7 billion per occurrence and in the aggregate.  Coverage for acts of terrorism (excluding NBCR acts) is fully reinsured by third party insurance companies with no exposure to FNSIC.  For NBCR acts, FNSIC is responsible for a $275,000 deductible ($348,000 effective January 1, 2016) and 15% of the balance (16% effective January 1, 2016) of a covered loss, and the Federal government is responsible for the remaining 85% (84% effective January 1, 2016) of a covered loss.  We are ultimately responsible for any loss incurred by FNSIC.

We continue to monitor the state of the insurance market and the scope and costs of coverage for acts of terrorism.  However, we cannot anticipate what coverage will be available on commercially reasonable terms in the future.  We are responsible for deductibles and losses in excess of our insurance coverage, which could be material.

Our mortgage loans are non-recourse to us and contain customary covenants requiring us to maintain insurance.  Although we believe that we have adequate insurance coverage for purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future.  If lenders insist on greater coverage than we are able to obtain, it could adversely affect our ability to finance or refinance our properties.

Compliance or failure to comply with the Americans with Disabilities Act or other safety regulations and requirements could result in substantial costs.

The Americans with Disabilities Act (“ADA”) generally requires that public buildings, including our properties, meet certain federal requirements related to access and use by disabled persons.  Noncompliance could result in the imposition of fines by the federal government or the award of damages to private litigants and/or legal fees to their counsel.  If, under the ADA, we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our financial condition and results of operations, as well as the amount of cash available for distribution to stockholders.

Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements.  If we fail to comply with these requirements, we could incur fines or private damage awards.  We do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results of operations.

We depend upon anchor tenants to attract shoppers at our Rego Park I and II retail properties.

Our Rego Park I and II retail properties are anchored by well-known department stores and other tenants who generate shopping traffic.  The value of these properties would be adversely affected if our anchor tenants failed to meet their contractual obligations, sought concessions in order to continue operations or ceased their operations, including as a result of bankruptcy.  If the sales of stores operating in our properties were to decline significantly due to economic conditions, closing of anchors or for other reasons, tenants may be unable to pay their minimum rents or expense recovery charges.  In the event of a default by a tenant or anchor, we may experience delays and costs in enforcing our rights as landlord.

OUR INVESTMENTS ARE CONCENTRATED IN THE GREATER NEW YORK CITY METROPOLITAN AREA.  CIRCUMSTANCES AFFECTING THIS AREA GENERALLY COULD ADVERSELY AFFECT OUR BUSINESS.

All of our properties are in the greater New York City metropolitan area and are affected by the economic cycles and risks inherent in that area.

All of our revenues come from properties located in the greater New York City metropolitan area.  Real estate markets are subject to economic downturns and we cannot predict how economic conditions will impact this market in either the short-term or long-term.  Declines in the economy or declines in the real estate market in this area could hurt our financial performance and the value of our properties.  In addition to the factors affecting the national economic condition generally, the factors affecting economic conditions in this area include:

•	financial performance and productivity of the media, advertising, financial, technology, retail, insurance and real estate industries;
•	unemployment levels;
•	business layoffs or downsizing;
•	industry slowdowns;
•	relocations of businesses;
•	changing demographics;
•	increased telecommuting and use of alternative work places;
•	infrastructure quality; and
•	any oversupply of, or reduced demand for, real estate.

 It is impossible for us to assess the future effects of trends in the economic and investment climates of the greater New York City metropolitan region, and more generally of the United States, on the real estate market in this area.  Local, national or global economic downturns, would negatively affect our business and profitability.

Terrorist attacks, such as those of September 11, 2001 in New York City, may adversely affect the value of our properties and our ability to generate cash flow.

All of our properties are located in the greater New York City metropolitan area, and our most significant property, 731 Lexington Avenue, is located on Lexington Avenue and 59th Street in Manhattan.  In response to a terrorist attack or the perceived threat of terrorism, tenants in this area may choose to relocate their businesses to less populated, lower-profile areas of the United States that are not as likely to be targets of future terrorist activity and fewer customers may choose to patronize businesses in this area.  This would trigger a decrease in the demand for space in these markets, which could increase vacancies in our properties and force us to lease our properties on less favorable terms.  As a result, the value of our properties and the level of our revenues could decline materially.

Natural disasters and the effects of climate change could have a concentrated impact on the area which we operate and could adversely impact our results.

Our investments are in the greater New York City metropolitan area and since they are concentrated along the Eastern Seaboard, natural disasters, including hurricanes, could impact our properties.  Potentially adverse consequences of “global warming” could similarly have an impact on our properties.  As a result, we could become subject to significant losses and/or repair costs which may or may not be fully covered by insurance and to the risk of business interruption.  The incurrence of these losses, costs or business interruptions may adversely affect our operating and financial results.

WE MAY ACQUIRE OR SELL ASSETS OR DEVELOP PROPERTIES.  OUR FAILURE OR INABILITY TO CONSUMMATE THESE TRANSACTIONS OR MANAGE THESE TRANSACTIONS COULD ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL RESULTS.

We may acquire or develop properties and this may create risks, including failing to complete such activities on time or within budget, competition for such activities that could increase our costs, being unable to lease newly acquired, developed or redeveloped properties at rents sufficient to cover our costs, difficulties in integrating acquisitions and weaker than expected performance.

Although our stated business strategy is not to engage in acquisitions, we may acquire or develop properties when we believe that an acquisition or development project is otherwise consistent with our business strategy.  We may not, however, succeed in consummating desired acquisitions or in completing developments on time or within budget.  In addition, we may face competition in pursuing acquisition or development opportunities that could increase our costs.  When we do pursue a project or acquisition, we may not succeed in leasing newly-developed, redeveloped or acquired properties at rents sufficient to cover costs of acquisition, development or redevelopment and operations.  Difficulties in integrating acquisitions may prove costly or time-consuming and could divert management’s attention.  Acquisitions or developments in new markets or types of properties where we do not have the same level of market knowledge may result in weaker than anticipated performance.  We may abandon acquisition or development opportunities that we have begun pursuing and consequently fail to recover expenses already incurred and have devoted management time to a matter not consummated.

It may be difficult to buy and sell real estate quickly, which may limit our flexibility.

Real estate investments are relatively difficult to buy and sell quickly.  Consequently, we may have limited ability to vary our portfolio promptly in response to changes in economic or other conditions.  Moreover, our ability to buy, sell or finance real estate assets may be adversely affected during periods of uncertainty or unfavorable conditions in the credit markets as we, or potential buyers of our assets, may experience difficulty in obtaining financing.

We have an investment in marketable equity securities.  The value of this investment may decline.

We have an investment in Macerich, a retail shopping center company.  As of December 31, 2015, this investment had a carrying amount of $43,191,000.  A significant decline in the value of this investment due to, among other reasons, Macerich’s operating performance or economic or market conditions, may result in the recognition of an impairment loss, which could be material.

OUR ORGANIZATIONAL AND FINANCIAL STRUCTURE GIVES RISE TO OPERATIONAL AND FINANCIAL RISKS.

Substantially all of our assets are owned by subsidiaries.  We depend on dividends and distributions from these subsidiaries.  The creditors of these subsidiaries are entitled to amounts payable to them by the subsidiaries before the subsidiaries may pay any dividends or distributions to us.

Substantially all of our properties and assets are held through our subsidiaries.  We depend on cash distributions and dividends from our subsidiaries for substantially all of our cash flow.  The creditors of each of our direct and indirect subsidiaries are entitled to payment of that subsidiary’s obligations to them when due and payable, before that subsidiary may make distributions or dividends to us.  Thus, our ability to pay dividends, if any, to our security holders depends on our subsidiaries’ ability to first satisfy their obligations to their creditors and our ability to satisfy our obligations, if any, to our creditors.

In addition, our participation in any distribution of the assets of any of our direct or indirect subsidiaries upon the liquidation, reorganization or insolvency of the subsidiary is only after the claims of the creditors, including trade creditors, and preferred security holders, if any, of the applicable direct or indirect subsidiaries are satisfied.

Our existing financing documents contain covenants and restrictions that may restrict our operational and financial flexibility.

As of December 31, 2015, we had outstanding mortgage indebtedness of $1,059,587,000, secured by four of our properties.  These mortgages contain covenants that limit our ability to incur additional indebtedness on these properties, provide for lender approval of tenants’ leases in certain circumstances, and provide for yield maintenance or defeasance premiums to prepay them.  These mortgages may significantly restrict our operational and financial flexibility.  In addition, if we were to fail to perform our obligations under existing indebtedness or become insolvent or were liquidated, secured creditors would be entitled to payment in full from the proceeds of the sale of the pledged assets prior to any proceeds being paid to other creditors or to any holders of our securities.  In such an event, it is possible that we would have insufficient assets remaining to make payments to other creditors or to any holders of our securities.

We have a substantial amount of indebtedness that could affect our future operations.

As of December 31, 2015, total debt outstanding was $1,059,587,000.  We are subject to the risks normally associated with debt financing, including the risk that our cash flow from operations will be insufficient to meet required debt service.  Our debt service costs generally will not be reduced if developments at the property, such as the entry of new competitors or the loss of major tenants, cause a reduction in the income from the property.  Should such events occur, our operations may be adversely affected.  If a property is mortgaged to secure payment of indebtedness and income from such property is insufficient to pay that indebtedness, the property could be foreclosed upon by the mortgagee resulting in a loss of income and a decline in our total asset value.

We have outstanding debt, and the amount of debt and its cost may increase and refinancing may not be available on acceptable terms.

As of December 31, 2015, total debt outstanding was $1,059,587,000 and our ratio of total debt to total enterprise value was 38.4%.  “Enterprise value” means the market equity value of our common stock, plus debt, less cash and cash equivalents at such date.  In addition, we have significant debt service obligations.  For the year ended December 31, 2015, our scheduled cash payments for principal and interest were $25,547,000.  In the future, we may incur additional debt, and thus increase the ratio of total debt to total enterprise value.  If our level of indebtedness increases, there may be an increased risk of default which could adversely affect our financial condition and results of operations.  In addition, in a rising interest rate environment, the cost of refinancing our existing debt and any new debt or market rate security or instrument may increase.  Continued uncertainty in the equity and credit markets may negatively impact our ability to obtain financing on reasonable terms or at all, which may negatively affect our ability to refinance our debt.

We might fail to qualify or remain qualified as a REIT, and may be required to pay income taxes at corporate rates.

Although we believe that we will remain organized and will continue to operate so as to qualify as a REIT for federal income tax purposes, we might fail to remain qualified.  Qualification as a REIT for federal income tax purposes is governed by highly technical and complex provisions of the Internal Revenue Code (the “Code”) for which there are only limited judicial or administrative interpretations and depends on various facts and circumstances that are not entirely within our control.  In addition, legislation, new regulations, administrative interpretations or court decisions may significantly change the relevant tax laws and/or the federal income tax consequences of qualifying as a REIT.

If, with respect to any taxable year, we fail to maintain our qualification as a REIT and do not qualify under statutory relief provisions, we could not deduct distributions to stockholders in computing our taxable income and would have to pay federal income tax on our taxable income at regular corporate rates.  The federal income tax payable would include any applicable alternative minimum tax.  If we had to pay federal income tax, the amount of money available to distribute to stockholders and pay our indebtedness would be reduced for the year or years involved, and we would no longer be required to make distributions to stockholders.  In addition, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost, unless we were entitled to relief under the relevant statutory provisions.

We face possible adverse changes in tax laws, which may result in an increase in our tax liability.

From time to time changes in state and local tax laws or regulations are enacted, which may result in an increase in our tax liability.  The shortfall in tax revenues for states and municipalities in recent years may lead to an increase in the frequency and size of such changes.  If such changes occur, we may be required to pay additional taxes on our assets or income.  These increased tax costs could adversely affect our financial condition and results of operations and the amount of cash available for payment of dividends.

Loss of our key personnel could harm our operations and adversely affect the value of our common stock.

We are dependent on the efforts of Steven Roth, our Chief Executive Officer.  Although we believe that we could find a replacement, the loss of his services could harm our operations and adversely affect the value of our common stock.

ALEXANDER’S CHARTER DOCUMENTS AND APPLICABLE LAW MAY HINDER ANY ATTEMPT TO ACQUIRE US.

Provisions in Alexander’s certificate of incorporation and by-laws, as well as provisions of the Code and Delaware corporate law, may delay or prevent a change in control of the Company or a tender offer, even if such action might be beneficial to stockholders, and limit the stockholders’ opportunity to receive a potential premium for their shares of common stock over then prevailing market prices.

Primarily to facilitate maintenance of its qualification as a REIT, Alexander’s certificate of incorporation generally prohibits ownership, directly, indirectly or beneficially, by any single stockholder of more than 9.9% of the outstanding shares of preferred stock of any class or 4.9% of outstanding common stock of any class.  The Board of Directors may waive or modify these ownership limits with respect to one or more persons if it is satisfied that ownership in excess of these limits will not jeopardize Alexander’s status as a REIT for federal income tax purposes.  In addition, the Board of Directors has, subject to certain conditions and limitations, exempted Vornado and certain of its affiliates from these ownership limitations.  Stock owned in violation of these ownership limits will be subject to the loss of rights and other restrictions.  These ownership limits may have the effect of inhibiting or impeding a change in control.

Alexander’s Board of Directors is divided into three classes of directors.  Directors of each class are chosen for three-year staggered terms.  Staggered terms of directors may have the effect of delaying or preventing changes in control or management, even though changes in management or a change in control might be in the best interest of our stockholders.

In addition, Alexander’s charter documents authorize the Board of Directors to:

•	cause Alexander’s to issue additional authorized but unissued common stock or preferred stock;
•	classify or reclassify, in one or more series, any unissued preferred stock;
•	set the preferences, rights and other terms of any classified or reclassified stock that Alexander’s issues; and
•	increase, without stockholder approval, the number of shares of beneficial interest that Alexander’s may issue.

The Board of Directors could establish a series of preferred stock with terms that could delay, deter or prevent a change in control of Alexander’s or other transaction that might involve a premium price or otherwise be in the best interest of our stockholders, although the Board of Directors does not, at present, intend to establish a series of preferred stock of this kind.  Alexander’s charter documents contain other provisions that may delay, deter or prevent a change in control of the Company or other transaction that might involve a premium price or otherwise be in the best interest of our stockholders.

In addition, Vornado, Interstate and its three general partners (each of whom are both trustees of Vornado and Directors of Alexander’s) together beneficially own approximately 58.7% of our outstanding shares of common stock.  This degree of ownership is likely to reduce the possibility of a tender offer or an attempt to change control of the Company by a third party.

We may change our policies without obtaining the approval of our stockholders.

Our operating and financial policies, including our policies with respect to acquisitions of real estate or other assets, growth, operations, indebtedness, capitalization and dividends, are exclusively determined by our Board of Directors.  Accordingly, our stockholders do not control these policies.

OUR OWNERSHIP STRUCTURE AND RELATED-PARTY TRANSACTIONS MAY GIVE RISE TO CONFLICTS OF INTEREST.

Steven Roth, Vornado and Interstate may exercise substantial influence over us.  They and some of our other directors and officers have interests or positions in other entities that may compete with us.

As of December 31, 2015, Interstate and its partners owned approximately 7.1% of the common shares of beneficial interest of Vornado and approximately 26.3% of our outstanding common stock.  Steven Roth, David Mandelbaum and Russell B. Wight, Jr. are the partners of Interstate.  Mr. Roth is the Chairman of our Board of Directors and Chief Executive Officer, the Chairman of the Board of Trustees and Chief Executive Officer of Vornado and the Managing General Partner of Interstate.  Mr. Wight and Mr. Mandelbaum are both trustees of Vornado and members of our Board of Directors.  In addition, Vornado manages and leases the real estate assets of Interstate.

As of December 31, 2015, Vornado owned 32.4% of our outstanding common stock, in addition to the 26.3% owned by Interstate and its partners.  In addition to the relationships described in the immediately preceding paragraph, Dr. Richard West is a trustee of Vornado and a member of our Board of Directors and Joseph Macnow is our Executive Vice President and Chief Financial Officer and the Executive Vice President – Finance and Chief Administrative Officer of Vornado.  Stephen W. Theriot, our Assistant Treasurer, is the Chief Financial Officer of Vornado.

Because of their overlapping interests, Vornado, Mr. Roth, Interstate and the other individuals noted in the preceding paragraphs may have substantial influence over Alexander’s, and on the outcome of any matters submitted to Alexander’s stockholders for approval.  In addition, certain decisions concerning our operations or financial structure may present conflicts of interest among Vornado, Messrs. Roth, Mandelbaum and Wight and Interstate and other security holders.  Vornado, Mr. Roth and Interstate may, in the future, engage in a wide variety of activities in the real estate business which may result in conflicts of interest with respect to matters affecting us, such as, which of these entities or persons, if any, may take advantage of potential business opportunities, the business focus of these entities, the types of properties and geographic locations in which these entities make investments, potential competition between business activities conducted, or sought to be conducted, by us, competition for properties and tenants, possible corporate transactions such as acquisitions, and other strategic decisions affecting the future of these entities.

There may be conflicts of interest between Vornado, its affiliates and us.

Vornado manages, develops and leases our properties under agreements that have one-year terms expiring in March of each year, which are automatically renewable.  Because we share common senior management with Vornado and because four of the trustees of Vornado are on our Board of Directors, the terms of the foregoing agreements and any future agreements may not be comparable to those we could have negotiated with an unaffiliated third party.

For a description of Interstate’s ownership of Vornado and Alexander’s, see “Steven Roth, Vornado and Interstate may exercise substantial influence over us.  They and some of our other directors and officers have interests or positions in other entities that may compete with us.” above.

THE NUMBER OF SHARES OF ALEXANDER’S COMMON STOCK AND THE MARKET FOR THOSE SHARES GIVE RISE TO VARIOUS RISKS.

The price of our common shares has been volatile and may fluctuate.

The trading price of our common shares has been volatile and may continue to fluctuate widely as a result of a number of factors, many of which are outside of our control.  In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies.  These broad market fluctuations have in the past and may in the future adversely affect the market price of our common shares.  Among the factors that could affect the price of our common shares are:

•	our financial condition and performance;
•	the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;
•	actual or anticipated quarterly fluctuations in our operating results and financial condition;
•	our dividend policy;
•
the reputation of REITs and real estate investments generally and the attractiveness of REIT equity securities in comparison to other equity securities, including securities issued by other real estate companies, and fixed income securities;

•	uncertainty and volatility in the equity and credit markets;
•	fluctuations in interest rates;
•
changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other REITs;

•	failure to meet analysts’ revenue or earnings estimates;
•	speculation in the press or investment community;
•	strategic actions by us or our competitors, such as acquisitions or restructurings;
•	the extent of institutional investor interest in us;
•	the extent of short-selling of our common shares and the shares of our competitors;
•	fluctuations in the stock price and operating results of our competitors;
•	general financial and economic market conditions and, in particular, developments related to market conditions for REITs and other real estate related companies;
•	domestic and international economic factors unrelated to our performance; and
•	all other risk factors addressed elsewhere in this prospectus.

A significant decline in our stock price could result in substantial losses for stockholders.

Alexander’s has additional shares of its common stock available for future issuance, which could decrease the market price of the common stock currently outstanding.

The interest of our current stockholders could be diluted if we issue additional equity securities.  As of December 31, 2015, we had authorized but unissued 4,826,550 shares of common stock, par value of $1.00 per share and 3,000,000 shares of preferred stock, par value $1.00 per share; of which 6,881 shares of common stock are reserved for issuance upon redemption of the deferred stock units previously granted to our Board of Directors.  In addition, 500,000 shares are available for future grant under the terms of our 2016 Omnibus Stock Plan.  These awards may be granted in the form of options, restricted stock, stock appreciation rights, deferred stock units, or other equity-based interests, and if granted, would reduce that number of shares available for future grants, provided however that an award that may be settled only in cash, would not reduce the number of shares available under the plan.  We cannot predict the impact that future issuances of common or preferred stock or any exercise of outstanding options or grants of additional equity-based interests would have on the market price of our common stock.

USE OF PROCEEDS

The shares of common stock described in this prospectus are being offered for sale from time to time by the selling stockholders who acquire the shares pursuant to the Plan.  We will not receive any proceeds from any sale of common stock offered pursuant to this prospectus.

SELLING STOCKHOLDERS

The common stock being registered by this prospectus consists of 500,000 shares that will be held by persons who acquired or will acquire those shares from the Plan, pursuant to its terms.

We are registering these shares to permit the selling stockholders to resell their shares when they deem appropriate.  The selling stockholders may resell all, a portion, or none of their shares, at any time and from time to time.  The selling stockholders may also sell, transfer or otherwise dispose of some or all of their shares in transactions exempt from the registration requirements of the Securities Act.  We do not know when or in what amounts the selling stockholders may offer their common stock for sale under this prospectus.  We will provide the names of any selling stockholders and the number of shares of common stock sold by such selling stockholders by means of a prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms and provisions of our preferred stock and our common stock contained in our certificate of incorporation and by-laws.  The following summary is qualified in its entirety by reference to our certificate of incorporation and by-laws, copies of which are filed as exhibits to our previous filings with the Securities and Exchange Commission (the “Commission”).

Our certificate of incorporation authorizes the issuance of up to 26,000,000 shares of capital stock, consisting of 10,000,000 shares of common stock, par value $1.00 per share (the “common stock”), 3,000,000 shares of preferred stock, par value $1.00 per share (the “preferred stock”) and 13,000,000 shares of excess stock, par value $1.00 per share (the “excess stock”).  As of December 31, 2015, we had issued 5,173,450 shares of common stock, of which 5,106,196 were outstanding as of December 31, 2015 and 2014, respectively.  No shares of preferred stock or shares of excess stock are issued and outstanding as of the date of this prospectus. As of January 31, 2016, a total of 6,881 shares of common stock are reserved for issuance upon settlement of outstanding deferred stock unit awards.

Description of Common Stock

Our common stock is traded on the New York Stock Exchange under the symbol “ALX.”  As of December 31, 2015, we had issued 5,173,450 shares of common stock, of which 5,106,196 were outstanding as of December 31, 2015 and 2014, respectively.

Dividend and Voting Rights of Holders of Common Stock.  Holders of our common stock are entitled to receive dividends when, if and as authorized by the Board of Directors out of assets legally available to pay dividends.

Each share of common stock entitles the holder to one vote on all matters voted on by stockholders, including elections of directors.  There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock can elect all of the directors then standing for election.

Our certificate of incorporation requires the affirmative vote of two-thirds of the outstanding shares of our stock entitled to vote before we may merge with another corporation.

Holders of common stock do not have any conversion, redemption or preemptive rights to subscribe to any securities of our Company.  In the event of our dissolution, liquidation or winding-up, after the payment or provision of our debt and other liabilities and the preferential amounts to which holders of our preferred stock are entitled, if any such preferred stock is outstanding, the holders of the common stock are entitled to share ratably in any assets remaining for distribution to stockholders.

The common stock has equal dividend, distribution, liquidation and other rights, and there are no preference, appraisal or exchange rights applicable thereto.  All outstanding shares of common stock are fully paid and nonassessable.

American Stock Transfer & Trust Company, LLC, is the transfer agent for the common stock.

The Common Stock Beneficial Ownership Limit.  Our certificate of incorporation contains a number of provisions that restrict the ownership and transfer of shares and are designed to safeguard us against an inadvertent loss of REIT status.  These provisions also seek to deter non-negotiated acquisitions of, and proxy fights for, us by third parties.  In order to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or constructively, by five or fewer individuals at any time during the last half of a taxable year, and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year.  The Internal Revenue Code defines “individuals” to include some entities for purposes of the preceding sentence.  All references to a holder’s ownership of common stock in this section assumes application of the applicable attribution rules of the Internal Revenue Code under which, for example, a holder is deemed to own shares owned by his or her spouse.

Our certificate of incorporation contains a limitation that restricts stockholders from owning more than 4.9% of the outstanding shares of common stock.  In certain circumstances, the Board of Directors may reduce the common stock beneficial ownership limit to as little as 2%, but only if any person who owns shares in excess of such new limit could continue to do so.  The Board of Directors has, subject to certain conditions and limitations, exempted our manager, Vornado and certain of its affiliates, Franklin Mutual Advisors, LLC, and Ronald Baron, Baron Capital Group, Inc., Baron Asset Fund, BAMCO, Inc., and Baron Capital Management, Inc. from the common stock beneficial ownership limit.  As a result, it is less likely as a practical matter that another holder of common stock could obtain an exemption.

Attribution Rules.  Investors should be aware that, under the applicable attribution rules of the Internal Revenue Code, events other than a purchase or other transfer of common stock can result in ownership of common stock in excess of the common stock beneficial ownership limit.  For instance, if two stockholders, each of whom owns 3% of the outstanding common stock, were to marry, then after their marriage both stockholders would be deemed to own 6% of the outstanding shares of common stock, which is in excess of the common stock beneficial ownership limit.  Similarly, if a stockholder who owns 4% of the outstanding common stock were to purchase a 50% interest in a corporation which owns 3% of the outstanding common stock, then the stockholder would be deemed to own 5.5% of the outstanding shares of common stock.  You should consult your own tax advisors concerning the application of the attribution rules of the Internal Revenue Code in your particular circumstances.

The Constructive Ownership Limit.  Under the Internal Revenue Code, rental income received by a REIT from persons with respect to which the REIT is treated, under the applicable attribution rules of the Internal Revenue Code, as owning a 10% or greater interest does not constitute qualifying income for purposes of the income requirements that REITs must satisfy.  For these purposes, a REIT is treated as owning any stock owned, under the applicable attribution rules of the Internal Revenue Code, by a person that owns 10% or more of the value of the outstanding shares of the REIT.  The attribution rules of the Internal Revenue Code applicable for these purposes are different from those applicable with respect to the common stock beneficial ownership limit.  All references to a stockholder’s ownership of common stock in this section assume application of the applicable attribution rules of the Internal Revenue Code.

In order to ensure that our rental income will not be treated as nonqualifying income under the rule described in the preceding paragraph, and thus to ensure that we will not inadvertently lose our REIT status as a result of the ownership of shares of a tenant, or a person that holds an interest in a tenant, our certificate of incorporation contains an ownership limit that restricts, with certain exceptions, stockholders from owning more than 9.9% of the outstanding shares of any class (the “common stock beneficial ownership limit”).

Stockholders should be aware that events other than a purchase or other transfer of shares can result in ownership, under the applicable attribution rules of the Internal Revenue Code, of shares in excess of the constructive ownership limit.  As the attribution rules that apply with respect to the constructive ownership limit differ from those that apply with respect to the common stock beneficial ownership limit, the events other than a purchase or other transfer of shares which can result in share ownership in excess of the constructive ownership limit can differ from those which can result in share ownership in excess of the common stock beneficial ownership limit.  You should consult your own tax advisors concerning the application of the attribution rules of the Internal Revenue Code in your particular circumstances.

Issuance of Excess Stock if the Ownership Limits Are Violated.  Our certificate of incorporation provides that a transfer of shares of common stock that would otherwise result in ownership, under the applicable attribution rules of the Internal Revenue Code, of common stock in excess of the common stock beneficial ownership limit or the constructive ownership limit, or which would cause the shares of capital stock of Alexander’s to be beneficially owned by fewer than 100 persons, would have no effect, and the purported transferee would acquire no rights or economic interest in such common stock.  In addition, common stock that would otherwise be owned, under the applicable attribution rules of the Internal Revenue Code, in excess of the common stock beneficial ownership limit or the constructive ownership limit will be automatically exchanged for shares of excess stock.  These shares of excess stock would be transferred, by operation of law, to us as trustee of a trust for the exclusive benefit of a beneficiary designated by the purported transferee or purported holder.  While held in trust, the trustee shall vote the shares of excess stock in the same proportion as the holders of the outstanding shares of common stock have voted.  Any dividends or distributions received by the purported transferee or other purported holder of the excess stock before our discovery of the automatic exchange for shares of excess stock must be repaid to us upon demand.

If the purported transferee or purported holder elects to designate a beneficiary of an interest in the trust with respect to the excess stock, he or she may only designate a person whose ownership of the shares will not violate the common stock beneficial ownership limit or the constructive ownership limit.  When the designation is made, the excess stock will be automatically exchanged for common stock.  Our certificate of incorporation contains provisions designed to ensure that the purported transferee or other purported holder of shares of excess stock may not receive, in return for transferring an interest in the trust with respect to the excess stock, an amount that reflects any appreciation in the shares of common stock for which the shares of excess stock were exchanged during the period that the shares of excess stock were outstanding but will bear the burden of any decline in value during that period.  Any amount received by a purported transferee or other purported holder for designating a beneficiary in excess of the amount permitted to be received must be turned over to us.  Our certificate of incorporation provides that we may purchase any shares of excess stock that have been automatically exchanged for shares of common stock as a result of a purported transfer or other event.  The price at which we may purchase the excess stock will be equal to the lesser of:

•
in the case of shares of excess stock resulting from a purported transfer for value, the price per share in the purported transfer that resulted in the automatic exchange for shares of excess stock or, in the case of excess stock resulting from some other event, the market price of the shares of common stock exchanged on the date of the automatic exchange for excess stock; and

•	the market price of the shares of common stock exchanged for the excess stock on the date that we accept the deemed offer to sell the excess stock.

Our purchase right with respect to excess stock will exist for 90 days, beginning on the date that the automatic exchange for shares of excess stock occurred or, if we did not receive a notice concerning the purported transfer that resulted in the automatic exchange for shares of excess stock, the date that the Board of Directors determines in good faith that an exchange for excess stock has occurred.

Other Provisions Concerning the Restrictions on Ownership.  The Board of Directors may exempt certain persons from the common stock beneficial ownership limit or the constructive ownership limit if evidence satisfactory to the Board of Directors is presented showing that such exemption will not jeopardize our status as a REIT under the Internal Revenue Code.  Before granting an exemption of this kind, the Board of Directors may require a ruling from the Internal Revenue Service, an opinion of counsel satisfactory to it and representations and undertakings from the applicant with respect to preserving our REIT status.

The Board of Directors has, subject to certain conditions and limitations, exempted our manager, Vornado, and certain of its affiliates from the common stock beneficial ownership limit.  As a result, it is less likely as a practical matter that another holder of common stock could obtain an exemption.

The foregoing restrictions on ownership and transfer will not apply if the Board of Directors determines that it is no longer in our best interests to attempt to qualify, or continue to qualify, as a REIT.

Sections 382 and 383 of the Internal Revenue Code impose limitations upon the utilization of a corporation’s net operating loss and credit carryforwards and certain other tax attributes, following significant changes in the corporation’s stock ownership.  In order to preserve our ability to use net operating loss carryforwards to reduce taxable income, our certificate of incorporation also contains additional provisions restricting the ownership of our outstanding shares (the “Section 382 ownership restrictions”).  The Section 382 ownership restrictions merely reduce the risk of certain occurrences that could cause such a limitation to arise.  It is still possible that, due to transfers (either directly or indirectly) of our outstanding shares, we could become subject to a limitation under Section 382 or 383.

Our certificate of incorporation provides, in general, that, subject to the exceptions described in the next paragraph, no person may acquire shares of our Company, or options or warrants to acquire such shares, if as a result such person (or another person to which such shares were attributed under certain complex attribution rules, which differ in certain respects from those that apply for purposes of the common stock beneficial ownership limit or the constructive ownership limit) would own, directly or under such attribution rules, 5% or more of the class of such outstanding shares (hereinafter, such person’s “ownership interest percentage”).  In addition, subject to the exceptions described in the next paragraph, no person whose ownership interest percentage of a class of shares equals or exceeds 5% can acquire or transfer such shares, or options or warrants to acquire such shares.  The foregoing restrictions apply independently to each class of our outstanding stock.

The foregoing restrictions do not apply to (i) acquisitions and transfers of shares of common stock by certain persons and their affiliates whose ownership interest percentage of common stock on September 21, 1993 was 5% or more, (ii) transfers of shares pursuant to an offering by us, to the extent determined by the Board of Directors, and (iii) other transfers of shares specifically approved by the Board of Directors.

Transfers of shares, options or warrants in violation of the Section 382 ownership restrictions would be void, and the transferee would acquire no rights in such shares, options or warrants.  Thus, a purported acquiror would have no right to vote such shares or to receive dividends.  Moreover, upon our demand, a purported acquiror of shares, options or warrants would be required to transfer them to an agent designated by us.  The agent, generally, would sell such shares, options or warrants, remit the proceeds thereof to the purported acquiror to the extent of such person’s purchase price for the shares and, to the extent possible, remit the balance of the proceeds to such person’s transferor.  A similar procedure would be applied to any dividends paid to, and to the proceeds of any resale of shares, options or warrants by, the purported acquiror.

The Board of Directors has the authority to designate a date as of which the Section 382 ownership restrictions will no longer apply.

All certificates representing shares of common stock will bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the applicable attribution rules of the Internal Revenue Code, more than 2% of the shares of outstanding common stock must give a written notice to us containing the information specified in our certificate of incorporation by January 31 of each year.  In addition, each stockholder shall upon demand be required to disclose to us such information as we may request, in good faith, in order to determine our status as a REIT or to comply with Treasury Regulations promulgated under the REIT provisions of the Internal Revenue Code.

Important Provisions of Delaware Law and Our Certificate of Incorporation and By-Laws

The following is a summary of important provisions of Delaware law and our certificate of incorporation and by-laws which affect us and our stockholders.  The description below is intended as only a summary.  You can access complete information by referring to the Delaware General Corporation Law and our certificate of incorporation and by-laws.

Business Combinations with Interested Stockholders under Delaware Law.  Section 203 of the Delaware General Corporation Law prevents a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•
before the date on which the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder;

•
the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the beginning of the transaction in which it became an interested stockholder, excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide participants with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
after the date on which the interested stockholder became an interested stockholder, the business combination is approved by the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation voting at a meeting, excluding the voting stock owned by the interested stockholder.

As defined in Section 203, an “interested stockholder” is generally a person owning 15% or more of the outstanding voting stock of the corporation.  As defined in Section 203, a “business combination” includes mergers, consolidations, stock and assets sales and other transactions with the interested stockholder.

The provisions of Section 203 may have the effect of delaying, deferring or preventing a change in control of Alexander’s, Inc.

Amendment of Our Certificate of Incorporation and By-Laws.  Amendments to our certificate of incorporation must be approved by the Board of Directors.  Unless otherwise required by law, the Board of Directors may amend our by-laws by a majority vote of the directors then in office.

Meetings of Stockholders.  Under our by-laws, we will hold annual meetings of our stockholders at a date and time as determined by the Board of Directors, chairman, vice chairman or president.  Our by-laws require advance notice for our stockholders to make nominations of candidates for the Board of Directors or bring other business before an annual meeting of our stockholders.  The chairman or vice chairman shall call special meetings of our stockholders whenever stockholders owning at least a majority of our issued and outstanding shares entitled to vote on matters to be submitted to stockholders shall request in writing such a meeting.

Board of Directors.  The Board of Directors is divided into three classes.  As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualified.  These staggered terms may reduce the possibility of an attempt to change control of Alexander’s.

PLAN OF DISTRIBUTION

The selling stockholders, or the Plan at the request of the selling stockholders, may from time to time sell the shares of common stock directly to purchasers on the New York Stock Exchange (or on any other national securities exchange where the shares of common stock may be trading) or other over-the-counter market at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions.  These shares of common stock may be sold by one or more of the following:

•	a block trade in which the broker or dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker or dealer as principal and resale by a broker or dealer for its account using this prospectus;
•	through the writing of options;
•	ordinary brokerage transactions in which the broker does not solicit purchasers and transactions in which the broker does solicit purchasers;
•	transactions directly with a market maker; and
•	in privately negotiated transactions not involving a broker or dealer.

Each sale may be made either at market prices prevailing at the time of the sale, at negotiated prices, at fixed prices which may be changed, or at prices related to prevailing market prices.

The selling stockholders will act independently of Alexander’s in making decisions with respect to the timing, manner and size of each sale.

Brokers or dealers engaged by any of the selling stockholders to sell the shares may arrange for other brokers or dealers to participate.  Brokers or dealers engaged to sell the shares will receive compensation in the form of commissions or discounts in amounts to be negotiated before each sale and which may be in excess of customary discounts or commissions.  These brokers or dealers and any other participating brokers or dealers may be determined to be underwriters within the meaning of the Securities Act.  We will not receive any proceeds from any sale of common stock offered pursuant to this prospectus, and we anticipate that the brokers or dealers, if any, participating in the sales of the shares will receive their usual and customary selling commissions.

Some persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.  The selling stockholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including Regulation M.  This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person.  The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates.  Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution.  All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

The selling stockholders may enter into hedging transactions.  Persons with whom they enter into hedging transactions may engage in short sales of our common stock.  The selling stockholders may engage in short sales of our common stock and transactions involving options, swaps, derivatives and other transactions involving our securities or their investments in those securities, and may sell and deliver the shares covered by this prospectus under agreements to undertake these transactions or in settlement of securities loans.  These transactions may be entered into with broker-dealers or other financial institutions that may resell those shares.  The selling stockholders may pledge their shares to secure borrowings.  Upon delivery of the shares or a default by a selling stockholder, the broker-dealer or financial institution may offer and sell the pledged shares.

Selling stockholders may resell all or a portion of their shares in open market transactions in reliance upon available exemptions under the Securities Act including in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of one of these exemptions.  The selling stockholders may decide not to sell all or a portion of the shares offered under this prospectus.

Selling stockholders may from time to time pledge or grant a security interest in some or all of the common stock owned by them, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

To comply with the securities laws of some states, if applicable, the shares will be sold in those states only through brokers or dealers.  The shares may not be sold in some states unless they have been registered or qualified for sale in those states or an exemption from registration or qualification is available and is complied with.

If necessary, the specific shares of our common stock to be sold, the name of the selling stockholders, the purchase and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts will be disclosed in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We will bear all expenses of the offering of the common stock that is offered in this prospectus including, without limitation, all filing, registration and qualification, printing, legal and accounting fees, except that the selling stockholders will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, and the fees and disbursements of their counsel and experts.

The selling stockholders are not restricted as to the price or prices at which they may sell the shares of our common stock offered under this prospectus.  Sales of shares at less than the market price may depress the market price of our stock.  Moreover, the selling stockholders are not restricted as to the number of shares which may be sold at any one time, and it is possible that a significant number of shares could be sold at the same time, which may also depress the market price of our stock.

LEGAL MATTERS

The validity of the shares of common stock offered pursuant to this prospectus will be passed upon by Shearman & Sterling LLP.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Commission.  You may read and copy any document we file at the Commission’s public reference room at 100 F Street, N.E., Washington, DC 20549.  Please call the Commission at 1-800-SEC-0330 for further information on its public reference room.  Our SEC filings are also available to the public through the Commission’s website at http://www.sec.gov.  Our common shares are listed on the New York Stock Exchange, and information about us is also available there.

We have filed a registration statement on Form S-8 to register with the Commission the securities described herein.  This prospectus is a part of that registration statement and constitutes a prospectus of Alexander’s.  As allowed by Commission rules, this prospectus does not contain all the information that can be found in the registration statement or the exhibits to the registration statement.

EXPERTS

The consolidated financial statements, the related financial statement schedules, and the effectiveness of internal control over financial reporting incorporated in this Prospectus by reference from the Alexander’s, Inc. Annual Report on Form 10-K for the year ended December 31, 2015, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information.  In all cases, you should rely on the later information over comparable but earlier dated information included in this prospectus.  We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Annual report on Form 10-K for the period ended December 31, 2015, filed with the Commission on February 16, 2016;
•	Quarterly report on Form 10-Q for the period ended March 31, 2016, filed with the Commission on May 2, 2016;
•	Quarterly report on Form 10-Q for the period ended June 30, 2016, filed with the Commission on August 1, 2016; and
•	Current reports on Form 8-K, filed with the Commission on January 19, 2016 and May 24, 2016.

On request we will provide, at no cost to each person, including any beneficial owner who receives a copy of this prospectus, a copy of any or all of the documents incorporated in this prospectus by reference.  We will not provide exhibits to any such documents, however, unless such exhibits are specifically incorporated by reference into those documents.  Written or telephone requests for such copies should be addressed to Alexander’s executive offices located at 210 Route 4 East, Paramus, New Jersey 07652, Attention:  Joseph Macnow, Chief Financial Officer, telephone number (212) 587-8541.

500,000 Shares

Common Stock

Prospectus

August 2, 2016

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.  Plan Information.*

Item 2.  Registrant Information and Employee Plan Annual Information.*

* Information required by Part I to be contained in the Section 10(a) prospectus is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act and the “Note” to Part I of Form S-8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

The Registrant incorporates by reference in this Registration Statement the following documents filed by the Registrant with the Commission:

(a)           The Registrant’s annual report on Form 10-K filed for the period ended December 31, 2015 (filed February 16, 2016);

(b)           The Registrant’s quarterly report on Form 10-Q filed for the period ended March 31, 2016 (filed May 2, 2016);

(c)           The Registrant’s quarterly report on Form 10-Q filed for the period ended June 30, 2016 (filed August 1, 2016);

(d)           The Registrant’s current reports on Form 8-K filed on January 19, 2016 and May 24, 2016; and

(e)           The description of the common stock contained in the Registrant’s Registration Statement on Form 10 (File No. 1-6064) for registration of such common stock under the the Exchange Act.

In addition, all reports and other documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement, but prior to the filing of a post-effective amendment to this Registration Statement that indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, will be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.  Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.  Description of Securities

Not required.

Item 5.  Interests of Named Experts and Counsel.

Not applicable.

Item 6.  Indemnification of Directors and Officers.

Under Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”), the Registrant has powers to indemnify its directors and officers against liabilities that they may incur in such capacities, including liabilities under the Securities Act.

The Registrant’s Certificate of Incorporation provides that the Registrant’s officers and directors will be indemnified to the fullest extent permitted by Delaware law.  In addition, to the fullest extent permitted by Delaware law, no director of the Registrant shall be personally liable to the Registrant or the stockholders for monetary damages for breach of the director’s fiduciary duty.  Such provision does not limit a director’s liability to the Registrant or its stockholders resulting from:  (i) any breach of the director’s duty of loyalty to the Registrant or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in section 174 of the DGCL; or (iv) any transaction from which the director derived an improper personal benefit.

The Registrant’s Certificate of Incorporation provides that the Registrant shall pay the expenses incurred by an officer or a director of the Registrant in defending a civil or criminal action, suit, or proceeding involving such person’s acts or omissions as an officer or a director of the Registrant if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant or its stockholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.  Unless ordered by a court, indemnification of an officer shall be made by the Registrant only as authorized in a specific case upon the determination that indemnification of the officer or director is proper under the circumstances because he or she has met the applicable standard of conduct.  Such determination shall be made (i) by majority vote of the directors of the Registrant who are not parties to the action, suit or proceeding, (ii) by independent legal counsel in a written opinion, or (iii) by the stockholders of the Registrant.  The Registrant’s Certificate of Incorporation authorizes the Registrant to pay the expenses incurred by an officer or a director in defending a civil or criminal action, suit, or proceeding in advance of the final disposition thereof, upon receipt of an undertaking by or on behalf of such person to repay the expenses if it is ultimately determined that the person is not entitled to be indemnified by the Registrant.

The Registrant has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant or is liable as a director of the Registrant, or is or was serving, at the request of the Registrant, as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, regardless of whether the Registrant would have power to indemnify him against such liability.

The Registrant has purchased a policy of directors’ and officers’ insurance that insures both the Registrant and its officers and directors against expenses and liabilities of the type normally insured against under such policies, including the expense of the indemnifications described above.

Item 7.  Exemption from Registration Claimed.

Not applicable.

Item 8.  Exhibits.

See attached Exhibit Index.

Item 9.  Undertakings.

(a)           The undersigned Registrant hereby undertakes:

(i)           To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(i)(1) and (a)(i)(2) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement;

(ii)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(iii)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)           The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any Action) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURE

Pursuant to the requirements of the Securities Act, Alexander’s, Inc., certifies that it has reasonable grounds to believe that it meets all the requirements for filing this Registration Statement on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Paramus, the State of New Jersey, on this 2nd day of August, 2016.

ALEXANDER’S, INC.

By:	/s/ Joseph Macnow
Joseph Macnow
Executive Vice President and Chief Financial Officer (duly authorized officer and principal financial and accounting officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby, severally and individually constitutes and appoints each of Steven Roth and Joseph Macnow and each of them severally, the true and lawful attorneys and agents of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) any and all amendments (including post-effective amendments) to this Registration Statement, and all instruments necessary or advisable in connection therewith and to file the same with the Commission, each of said attorneys and agents to have the power to act with or without the others and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys and agents or each of them to any and all such amendments and instruments.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below on August 2, 2016 by the following persons in the respective capacities indicated below.

Signature	Title

/s/ Steven Roth
Steven Roth	Chairman of the Board and Chief Executive Officer (principal executive officer)

/s/ Joseph Macnow
Joseph Macnow	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)

/s/ Thomas R. DiBenedetto
Thomas R. DiBenedetto	Director

/s/ Wendy A. Silverstein
Wendy A. Silverstein	Director

/s/ David Mandelbaum
David Mandelbaum	Director

/s/ Arthur I. Sonnenblick
Arthur I. Sonnenblick	Director

/s/ Neil Underberg
Neil Underberg	Director

/s/ Dr. Richard R. West
Dr. Richard R. West	Director

/s/ Russell B. Wight, Jr.
Russell B. Wight, Jr.	Director

EXHIBIT INDEX

Exhibit No.	Name of Exhibit
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-3 filed September 20, 1995).
3.2	By-laws of the Registrant, as amended (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000).
4.1	Registrant’s 2016 Omnibus Stock Plan (incorporated by reference to Annex B to the Registrant’s Definitive Proxy Statement on Schedule 14A filed on April 8, 2016) (File No. 001-06064).
5.1*	Opinion of Shearman & Sterling LLP.
23.1*	Consent of Deloitte & Touche LLP.
23.2*	Consent of Shearman & Sterling LLP (included in Exhibit 5.1).
24.1*	Powers of Attorney (included in Part II of the Registration Statement).

* Filed herewith